Investment Policy Changes  RMA U.S. Government Portfolio Only

The Funds board approved modifications to the Funds investment policies as a result of a new rule promulgated by the Securities and Exchange Commission. This rule generally requires a fund with a name suggesting that it focuses on a particular type of investment to invest at least 80% of its net assets plus the amount of any borrowing for investment purposes in the type of investment suggested by its name. The investment policy changes became effective on April 8, 2002. These changes are not expected to affect materially portfolio management.

The new 80% policy has been adopted as a non-fundamental investment policy. This means that this investment policy may be changed by the Funds board without shareholder approval. However, the Fund has also adopted a policy to provide its shareholders with at least 60 days prior written notice of any change to its 80% investment policy. The Fund will interpret these new policies as if the following phrase appeared immediately after the words net assets plus the amount of any borrowing for investment purposes. If subsequent to an investment, the Funds 80% policy is no longer met e.g., a fund receives a very large influx of cash to invest from new shareholders, then under normal circumstances, the Funds future investments would be made in a manner that would bring the Funds investments back in line with the 80% threshold.

U.S. Government Portfolio

Under normal circumstances, the fund invests at least 80% of its net assets in U.S. government securities, including government securities subject to repurchase agreements. The fund may also invest in the securities of other investment companies that invest in these instruments.